Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164755

FACTORSHARES 2X: S&P500 BULL/TBOND BEAR
FACTORSHARES 2X: TBOND BULL/S&P500 BEAR
FACTORSHARES 2X: S&P500 BULL/USD BEAR
FACTORSHARES 2X: OIL BULL/S&P500 BEAR
FACTORSHARES 2X: GOLD BULL/S&P500 BEAR

SUPPLEMENT DATED AUGUST 1, 2011 TO
PROSPECTUS DATED FEBRUARY 22, 2011

This Supplement updates certain information contained in the Prospectus dated February 22, 2011, as supplemented from time-to-time (the “Prospectus”) of FactorShares 2X: S&P500 Bull/TBond Bear, FactorShares 2X:TBond Bull/S&P500 Bear, FactorShares 2X: S&P500 Bull/USD Bear, FactorShares 2X: Oil Bull/S&P500 Bear and FactorShares 2X: Gold Bull/S&P500 Bear (each a “Fund,” and collectively, the “Funds”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus. Prospective investors in each Fund should review carefully the contents of both this Supplement and the Prospectus.

* * * * * * * * * * * * * * * * * * *

All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

FACTOR CAPITAL MANAGEMENT, LLC
Managing Owner

I.	The fifth bullet point risk factor on the Prospectus Cover page of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

“•

Investors in each Fund will pay fees in connection with their investment in Shares including asset-based fees of 0.75% per annum and routine offering, operational, administrative and other ordinary expenses of approximately 1.10% per annum. Additional charges include brokerage commissions expected to be (i) 0.08% of the net asset value of FactorShares 2X: S&P500 Bull/TBond Bear, (ii) 0.11% of the net asset value of FactorShares 2X: TBond Bull/S&P500 Bear, (iii) 0.10% of the net asset value of FactorShares 2X: S&P500 Bull/USD Bear, (iv) 0.19% of the net asset value of FactorShares 2X: Oil Bull/S&P500 Bear, and (v) 0.13% of the net asset value of FactorShares 2X: Gold Bull/S&P500 Bear, in any year, although the actual amount of brokerage commissions and fees in any year or any part of any year may be greater.”

II.	The “Break-even Estimates” sub-section under the “Summary” section on page 2 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

     “Break-even Estimates

     Each Fund is subject to the fees and expenses set forth in the “Breakeven Table” on page 23 (prior to the amount of any commissions charged by the investor’s broker in connection with an investor’s purchase of Shares) and will be successful only if losses are avoided. The following table reflects the expected dollar and percentage amounts that each Share of each Fund must earn per annum in order for an investor to break-even, assuming that the net asset value of each Share is $25.00, not including the amount of any commissions charged by the investor’s broker in connection with an investor’s purchase of Shares.

Fund Name	Required Income to Break-even
	$[1]	%
FactorShares 2X: S&P500 Bull/TBond Bear	$0.48	1.93%
FactorShares 2X: TBond Bull/S&P500 Bear	$0.49	1.96%
FactorShares 2X: S&P500 Bull/USD Bear	$0.49	1.95%
FactorShares 2X: Oil Bull/S&P500 Bear	$0.51	2.04%
FactorShares 2X: Gold Bull/S&P500 Bear	$0.49	1.98%

     1 The dollar amount as specified in the above table reflects that amount of required income to break even per annum per Share assuming that the net asset value of each Share is $25.00. The dollar amount as specified in the above table reflects an expectation that each Fund will earn interest income equal to 0.00% per annum, based upon the yield of 3-month U.S. Treasury bills as of July 15, 2011. Additionally, the table assumes Net Assets of $25,000,000 per Fund.”

III.	The “Segregated Accounts/Interest Income” sub-section under the “Summary” section on page 20 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

     “Segregated Accounts/Interest Income

     A portion of the proceeds of the offering of each Fund will be deposited in cash in a segregated account in the name of the applicable Fund at the Commodity Broker (or another eligible financial institution, as applicable) in accordance with CFTC investor protection and segregation requirements, as margin for futures positions. Each Fund will be credited with 100% of the interest earned on its average net assets on deposit with the Commodity Broker or such other financial institution. In an attempt to increase interest income earned, the Managing Owner expects to invest non-margin assets of each Fund in United States government securities (which include any security issued or guaranteed as to principal or interest by the United States), or any certificate of deposit for any of the foregoing, including United States Treasury bonds, United States Treasury bills and issues of agencies of the United States government, and certain cash items such as money market funds, certificates of deposit (under nine months) and time deposits or other instruments permitted by applicable rules and regulations. Currently, the rate of interest expected to be earned by each Fund is estimated to be 0.00% per annum, based upon the yield on 3-month U.S. Treasury bills as of July 15, 2011. This interest income will be used by each Fund to pay its own expenses. See “Fees and Expenses” for more details. A portion of the proceeds of the offering of each Fund may be used to collateralize Financial Instruments in accordance with normal practices in the over-the-counter derivatives markets.”

IV.

The row labeled “Routine Offering, Operational, Administrative and Other Ordinary Expenses” in the “Fees and Expenses” sub-section under the “Summary” section on page 21 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

Routine Offering, Operational, Administrative and Other Ordinary Expenses

Each Fund will pay all of the routine offering, operational, administrative and other ordinary expenses of such Fund, including, but not limited to, accounting and computer services, the fees and expenses of the Trustee, Administrator, Custodian, Transfer Agent and Distributor, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs. Such routine expenses are not expected to exceed 1.10% of the net asset value of such Fund in any year, of such amount, 0.005% is attributable to compensation to the Distributor, although the actual amount of routine offering, operational, administrative and other ordinary expenses in any year or any part of any year may be greater.

V.	The “Breakeven Table” sub-section under the “Summary” section on pages 23-24 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

     “Breakeven Table

     The Breakeven Table on the following page indicates the approximate percentage and dollar returns required for the value of an initial $25.00 investment in a Share of each Fund to equal the amount originally invested twelve months after issuance.

     The Breakeven Table, as presented, is an approximation only. The capitalization of each Fund does not directly affect the level of its charges as a percentage of its net asset value, other than brokerage commissions.

     The following table estimates the amount of (i) all fees and expenses which are anticipated to be incurred by a new investor in Shares of each Fund during the first twelve months of investment, reflected as the following percentages per annum of the net asset value of each Fund, (ii) the current yield earned by each Fund on the 3-month U.S. Treasury bills as of July 15, 2011 and (iii) the required net income that must be earned in order for an investor to break-even on an investment during the first twelve months of an investment.

     Each Fund is subject to the approximate fees and expenses in the aggregate amounts per annum set forth in the below table and elsewhere in this Prospectus. Each Fund will be successful only if their annual returns from futures trading (and Financial Instruments, if any), plus their annual interest income from their holdings of 3-month U.S. Treasury bills and other high credit quality short-term fixed income securities, exceed these fees and expenses. Each Fund is expected to earn interest income equal to 0.00% per annum, based upon the yield of 3-month U.S. Treasury bills as of July 15, 2011, or a dollar amount as specified in the below table per annum per Share at $25.00 as the net asset value per Share. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, each Fund will be required to earn a net income equal to or greater than the approximate amount per annum set forth in the below table in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher or lower.

Breakeven Table

	Dollar Amount and Percentage of Expenses Per Fund
	FactorShares 2X: S&P500 Bull/TBond Bear[9]		FactorShares 2X: TBond Bull/S&P500 Bear[10]		FactorShares 2X: S&P500 Bull/USD Bear[11]		FactorShares 2X: Oil Bull/S&P500 Bear[12]		FactorShares 2X: Gold Bull/S&P500 Bear[13]
Expense[1]	$	%	$	%	$	%	$	%	$	%
Management Fee[2]	$0.19	0.75%	$0.19	0.75%	$0.19	0.75%	$0.19	0.75%	$0.19	0.75%
Organization and Offering Expense Reimbursement[3]	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%
Brokerage Commissions and Fees[4]	$0.02	0.08%	$0.03	0.11%	$0.03	0.10%	$0.05	0.19%	$0.03	0.13%
Routine Offering, Operational, Administrative and Other Ordinary Expenses[5]	$0.27	1.10%	$0.27	1.10%	$0.27	1.10%	$0.27	1.10%	$0.27	1.10%
Interest Income[6]	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%
12-Month Breakeven[7,8]	$0.48	1.93%	$0.49	1.96%	$0.49	1.95%	$0.51	2.04%	$0.49	1.98%

1.

The breakeven analysis assumes that the Shares have a constant month-end Fund net asset value and is based on $25.00 as the net asset value per Share. Additionally, the above Breakeven Table assumes Net Assets of $25,000,000 per Fund. See “Charges” on page 97 for an explanation of the expenses included in the Breakeven Table.

2.	From the Management Fee, the Managing Owner will be responsible for paying any license fee relating to the applicable Indexes.

3.

Expenses incurred in connection with organizing each Fund and up to the offering of its Shares upon commencement of its trading operations will be paid by Factor Advisors, LLC without reimbursement. Upon and after commencing trading operations (which will occur contemporaneously with the commencement of the offering of the Shares) and thereafter, each Fund will bear the costs of its continuous offering of Shares and ongoing offering expenses. Such ongoing offering costs will be included as a portion of the Routine Offering, Operational, Administrative and Other Ordinary Expenses. These costs include registration fees paid to regulatory agencies and all legal, accounting, printing and other expenses associated therewith. These costs will be accounted for as a deferred charge and thereafter amortized to expense over twelve months on a straight-line basis or a shorter period if warranted.

4.

The actual amount of brokerage commissions and trading fees to be incurred will vary based upon the trading frequency of each Fund and the specific futures contracts traded and could be greater than or less than the amount shown. Brokerage commissions and trading fees will be borne by each Fund. The effects of trading spreads, financing costs associated with Financial Instruments, and costs relating to the purchase of U.S. Treasury Securities or similar high credit quality short-term fixed-income or similar securities are not included in this analysis.

5.

Each Fund will pay all of the routine offering, operational, administrative and other ordinary expenses of such Fund, including, but not limited to, accounting and computer services, the fees and expenses of the Trustee, Administrator, Custodian, Transfer Agent and Distributor, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs. Such routine expenses are not expected to exceed 1.10% of the net asset value of such Fund in any year, of such amount, 0.005% is attributable to compensation to the Distributor. The actual amount of routine offering, operational, administrative and other ordinary expenses in any year or any part of any year may be greater.

6.

Interest income currently is estimated to be earned at a rate of 0.00%, based upon the yield on 3-month U.S. Treasury bills as of July 15, 2011. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills.

7.

You may pay customary brokerage commissions in connection with purchases of the Shares. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the Breakeven Table. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

8.

In connection with orders to create and redeem one or more Baskets, an Authorized Participant is required to pay a transaction fee, or AP Transaction Fee, of $500 per order, of which $50 goes directly to the Custodian and $450 goes to the applicable Fund and will be recorded as other income. Because the AP Transaction Fee is de minimis in amount, is charged on a transaction-by-transaction basis (and not on a Basket- by-Basket basis) and is borne by the Authorized Participants and not by a Fund, it has not been included in the Breakeven Table. If the amount of income received by a Fund in connection with these transaction fees became sufficient to affect the 12-Month Breakeven amount, the Breakeven Table will be revised accordingly to reflect these income amounts.

9.

FactorShares 2X: S&P500 Bull/TBond Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.08% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 1.10% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 1.93% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 1.93% per annum. This Fund is expected to earn 0.00% per annum, based upon the yield of 3-month U.S. Treasury bills as of July 15, 2011. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 1.93% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.

10.

FactorShares 2X: TBond Bull/S&P500 Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.11% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 1.10% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 1.96% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 1.96% per annum. This Fund is expected to earn 0.00% per annum, based upon the yield of 3-month U.S. Treasury bills as of July 15, 2011. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 1.96% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.

11.

FactorShares 2X: S&P500 Bull/USD Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.10% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 1.10% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 1.95% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 1.95% per annum. This Fund is expected to earn 0.00% per annum, based upon the yield of 3-month U.S. Treasury bills as of July 15, 2011. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 1.95% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.

12.	FactorShares 2X: Oil Bull/S&P500 Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.19% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 1.10% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 2.04% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 2.04% per annum. This Fund is expected to earn 0.00% per annum, based upon the yield of 3-month U.S. Treasury bills as of July 15, 2011. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 2.04% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.

13.	FactorShares 2X: Gold Bull/S&P500 Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.13% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 1.10% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 1.98% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 1.98% per annum. This Fund is expected to earn 0.00% per annum, based upon the yield of 3-month U.S. Treasury bills as of July 15, 2011. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 1.98% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills.” Actual expenses could be higher.

VI.

The “Routine Offering, Operational, Administrative and Other Ordinary Expenses” sub-section under the “Charges” section on page 91 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

     “Routine Offering, Operational, Administrative and Other Ordinary Expenses

     Each Fund will pay all of the routine offering, operational, administrative and other ordinary expenses of such Fund, including, but not limited to, accounting and computer services, the fees and expenses of the Trustee, Administrator, Custodian, Transfer Agent and Distributor, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs. Such routine expenses are not expected to exceed 1.10% of the net asset value of such Fund in any year, of such amount, 0.005% is attributable to compensation to the Distributor, although the actual amount of routine offering, operational, administrative and other ordinary expenses in any year or any part of any year may be greater.”